DALE JARRETT RACING ADVENTURE
                           120 A North Main Avenue
                              Newton, NC 29658


                             October 19, 2009

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:   Dale Jarrett Racing Adventure, Inc.
      Form 10-K for fiscal year ended December 31, 2008
        filed March 30, 2009
      Form 10-Qs for the periods ended June 30, 2009 and March 31, 2009 Filed August 13, 2009 and May 11, 2009, respectively
      File Number 000-27251

Dear Mr. Owings:

We confirm that we are aware of our obligations under the Act.   We
hereby acknowledge that:
  - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  - the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Dale Jarrett Racing Adventure, Inc.


By: /s/Timothy B. Shannon
    ----------------------
    Timothy B. Shannon
    Chief Executive Officer